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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13G
                                 (Rule 13d-102)

                 Information To Be Included in Statements Filed
                   Pursuant to Rules 13d-1(b), (c) and (d) and
                        Amendments Thereto Filed Pursuant
                                   to 13d-2(b)
                               (Amendment No. 1)1

                         MARINE SHUTTLE OPERATIONS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    56844D103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         | |      Rule 13d-1(d)

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages

CUSIP No.  56844D103

================================================================================
 1    NAMES OF REPORTING PERSON

               Holger Timm

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)     | |

                                                                    (b)     | |
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

               Germany
--------------------------------------------------------------------------------
Number of            5     SOLE VOTING POWER

Shares                              9,444,990*                            16.6%
                     -----------------------------------------------------------
Beneficially         6     SHARED VOTING POWER

Owned By
                                    0
Each                 -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
Reporting
                                    9,444,990*                            16.6%
Person With          -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,444,990*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   | |

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               16.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
               IN
================================================================================


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                                                               Page 3 of 5 Pages

Item 1(a).    Name of Issuer:

              Marine Shuttle Operations Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Luramyrveien 29, P.O. Box 1137, 4391 Sandnes, Norway

Item 2(a).    Name of Person Filing:

              Holger Timm

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              Trabener Strasse 12, 14193 Berlin, Germany

Item 2(c).    Citizenship:

              Germany

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.001 per share

Item 2(e).    CUSIP Number:

              56844D103

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) | | Broker or dealer registered under Section 15 of the Act;

              (b) | | Bank as defined in Section 3(a)(6) of the Act;

              (c) | | Insurance Company as defined in Section 3(a)(19) of
                      the Act;

              (d) | | Investment Company registered under Section 8 of the
                      Investment Company Act;

              (e) | | An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

              (f) | | An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

              (g) | | A parent holding company or control person in accordance
                      with Rule 13d-1(b)(ii)(G);
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                                                               Page 4 of 5 Pages

              (h) | | A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act:

              (i) | | A church plan that is excluded from the definition of
                      investment company under Section 3(c)(14) of the Investment Company Act;

              (j) | | Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

              (a)     Amount beneficially owned:  9,444,990*
                                                  ------------------------------

              (b)     Percent of class:     16.6%
                                            ------------------------------------

              (c)     Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote  9,444,990*
                                                                    ------------

                      (ii)  Shared power to vote or to direct the vote   - 0 -
                                                                       ---------

                      (iii) Sole power to dispose or to direct the disposition
                            of 9,444,990*
                               -------------

                      (iv) Shared power to dispose or to direct the disposition of - 0 - .
                               ------

Item 5.       Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.


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                                                               Page 5 of 5 Pages


Item 8.       Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.       Notice of Dissolution of Group.

                  Not applicable.

Item 10.      Certification

* The reporting person disclaims beneficial ownership of the 571,429 shares of common stock held by his wife. This report should not be deemed an admission that the reporting person is the beneficial owner of such securities.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2001

                                                     /s/ Holger Timm
                                                     ---------------
                                                     Holger Timm